September 12, 2024

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
175 Greenwich Street, 59th Floor
New York, New York 10007

       Re: StubHub Holdings, Inc.
           Amendment No. 11 to Draft Registration Statement on Form S-1 Submitted August 22, 2024
           CIK No. 0001337634
Dear Eric H. Baker:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 21, 2024 letter.

Amendment No. 11 to Draft Registration Statement on Form S-1 submitted August 22, 2024
Non-GAAP Financial Measures, page 94

1. In your non-GAAP charts on page 97 and 98, please revise to provide the most directly comparable GAAP measure with equal or greater prominence to your non-GAAP measures, including adjustable EBITDA margin. Refer to Question 102.10 of the Non-
       GAAP Financial Measures Compliance and Disclosure Interpretations. Letter from Eric H. Baker, our Founder and CEO, page 117

2. We note your disclosure that "[w]e believe StubHub is perfectly positioned to become the global destination for consumers to access all live event tickets, including those being sold directly by teams, artists and other content rights holders," as well as your disclosure that
 September 12, 2024
Page 2

       "we believe StubHub will become the destination fans will turn to for access to every ticket, every event and every option on demand." Please revise to disclose the basis for such statements. Please revise your disclosure in this section to provide context for these statements by disclosing StubHub's current involvement and position in the direct issuance business, the fact that StubHub did not enter into direct issuance partnerships until 2023, and the concentration and size of StubHub's competitors in this business.
       Please include similar disclosure where you discuss your plans to disrupt the traditional original issuance ticketing market. The disclosure should provide enough information to investors so that they can gauge the likelihood of, and any obstacles to, your ability to become the global destination for both direct issuance and secondary ticketing.
       Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Alison A. Haggerty